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                              August 2, 2022

       James N. Topper
       Chief Executive Officer and Chairman
       Frazier Lifesciences Acquisition Corp
       Two Union Square
       601 Union St., Suite 3200
       Seattle, WA 98101

                                                        Re: Frazier
Lifesciences Acquisition Corp
                                                            Form 10-K for the
Fiscal Year Ending December 31, 2021
                                                            Filed March 25,
2022
                                                            File No. 001-39765

       Dear James N. Topper:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ending December 31, 2021

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the transaction could
prevent you from completing an initial business combination and require you to liquidate.
Disclose the consequences of liquidation to investors, such as the losses
 James N. Topper
Frazier Lifesciences Acquisition Corp
August 2, 2022
Page 2
         of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have any questions.



FirstName LastNameJames N. Topper                            Sincerely,
Comapany NameFrazier Lifesciences Acquisition Corp
                                                             Division of
Corporation Finance
August 2, 2022 Page 2                                        Office of Real
Estate & Construction
FirstName LastName